Filed by Spartan Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seaway Food Town, Inc.
Commission File No.: 000-00080

[Form of Transmittal Letter for Fact Sheet]

SM Berger & Company
3201 Enterprise Parkway
Beachwood, Ohio  44122
(216) 464-6400

DATE

NAME
FIRM
ADDRESS
CITY, STATE ZIP

Dear _______________:

As announced on April 7, 2000, Spartan Stores, Inc. and Seaway Food Town, Inc. (Nasdaq: SEWY) have reached a definitive agreement to merge, pending shareholder approval.

We believe the merger with Seaway Food Town provides Spartan with significant growth opportunities. The merger will more than double the number of retail stores Spartan currently operates, expand its regional presence, and launch Spartan Stores as a publicly traded company.

Under the terms of the merger agreement, Seaway shareholders will receive a cash payment of $5.00 per share and one share of Spartan Stores new common stock for each share of Seaway common stock. The Spartan Stores annual meeting and Seaway Food Town special shareholder meeting will both be held on July 18, 2000. The companies expect the proposed merger to close shortly after receiving shareholder approval.

Spartan recently reported net income, excluding extraordinary items, of $17.2 million for fiscal 2000, ended March 25, compared to $15.8 million in fiscal 1999. Spartan also pays an annual cash dividend of $0.05 per share. Seaway Food Town's trailing 12-month earnings through February were $8.8 million, up from $6.9 million in the comparable period a year ago.

Spartan's pro forma sales including Seaway Food Town's operations are approximately $3.8 billion with EBITDA of $112.6 million for the 12 months ending March 25, 2000. Management expects annual synergies to exceed $6 million in the first full fiscal year ended March 31, 2002, increasing thereafter, primarily from purchasing leverage, volume efficiencies and corporate overhead reductions.

Enclosed is an investor fact sheet, which highlights Spartan Stores and the opportunities presented by the merger with Seaway Food Town. If you would like more information on Spartan Stores, please contact us at (216) 464-6400 and we will send you an investor packet.

Sincerely,

/s/ Steve Warcholak
Steve Warcholak

FACT SHEET

[logo] Spartan Stores, Inc.			[logo] Seaway Food Town, Inc.

Headquartered	Grand Rapids, MI		Headquartered	Toledo, OH

Principal Business	Grocery and convenience store wholesaler and retail grocery store operator		Principal Business	Grocery and deep discount drug store retailer

($ in millions)	1999	2000 30 YTD	($ in millions)	1999	2000 30 YTD
Annual Sales	$2,671.7	$2,358.3	Annual Sales	$658.9	$348.4

EBITDA	$57.2	$63.5	EBITD	$30.0	$17.4

Net Income	$14.8	$16.9	Net Income	$7.5	$5.0

Total Assets	$538.7	$579.6	Total Assets	$180.8	$179.7

Shareholder Equity	$121.1	$125.8	Shareholder Equity	$64.0	$69.1

Shares Outstanding	11.2 mil.	10.1 mil.	Shares Outstanding	6.7 mil.	6.7 mil.

Retail Stores	47		Retail Stores
			Grocery	47

			Deep Discount Drug	26
Whsl. Operations
Independent Grocery
Stores	400

Convenience Stores	9,600

Products	Over 40,000 distributed; 2,400 private label items

Distribution Centers			Distribution Centers	2
Grocery Stores	2

Convenience Stores	4

Employees	7,500		Employees	4,724

Geographic Regions			Geographic Regions
Grocery Stores	MI, OH, IN		Grocery and Deep
			Discount Drug Stores	OH and MI
Convenience Stores	MI, IL, IN, KY, OH, PA, TN, GA, WV

Business Strategy			Expanding Retail

Spartan Stores, Inc. plans to continue to increase its retail presence and to become a significant food retailer and distributor in the Midwest. Becoming a retailer with a core competency in wholesale will open new revenue and earnings opportunities. The large number of independent retail grocers in Spartan's target area (many of which are now Spartan customers) offer continued consolidation opportunities. Spartan's experienced retail operations team, as well as its expertise in retail support services, should provide Spartan with the tools for both successful integration and significantly improved retail profitability. Through a combination of internal and external revenue growth and efficiency improvements, Spartan expects to achieve sustainable earnings growth in excess of its anticipated revenue growth. The Company's business strategy will focus on:

Spartan's strategic repositioning is expected to help secure its competitive wholesale position, improve margins, and ensure faster growth.

Over the past 18 months, the Company acquired the following retailers:

          •   Ashcraft's Markets: 8 stores
          •   Family Fare Supermarkets: 13 stores
          •   Glen's Markets: 23 stores
          •   Great Day Food Centers: 3 stores

In March 2000, Spartan announced the signing of a definitive merger agreement with Toledo, Ohio-based Seaway Food Town. Following shareholder approval, the acquisition would add a total of 73 stores, resulting in 94 supermarkets and 26 deep discount drug stores.

-

Acquisitions, which will play a vital role in Spartan's long-term retail strategy. During the next several years, acquisitions are expected to add an additional 5-10% revenue growth. Spartan's strategy targets acquisition candidates to be:

	•	Independent operators with strong local market presence	Spartan Stores, Inc. 1999 Sales Mix
	•	Retail stores in contiguous geographic regions
	•	Profitable stores that can benefit from more efficient management	[Pie chart]
	•	Accretive to earnings within 24 months of Spartan ownership	Grocery Distribution Convenience Distribution	67.5% 31.5%
			Insurance	0.6%
-	Enhanced Marketing and Merchandising Programs		Real Estate	0.4%

	•	Increase multi-tiered private label programs
	•	Design product mix to reflect preferences of each local market
	•	Increase buying leverage through retail store additions and synergistic relationships with existing wholesale customers
	•	Target merchandising, advertising, and promotions to improve sales per square foot, same-store sales comparisons, and in-store traffic
	•	Implement marketing "best practices" across all business units to increase penetration of higher market products
Spartan Stores, Inc. Pro Forma Sales Mix
-	Cost structure streamlining		40 weeks ended 1/1/2000
(Including Seaway Food Town)
	•	Continue to streamline operational and administrative functions across all business units	[Pie Chart]
•

Expects to realize annual synergies from the Seaway merger of over $6 million in the first full fiscal year ending March 30, 2002, increasing thereafter, primarily from purchasing leverage, volume efficiencies and corporate overhead cost reductions

			Grocery Distribution Retail Convenience Distribution Insurance	41.8% 32.7% 24.8% 0.4%
	•	Continue to implement store operational "best practices" within all stores	Real Estate	0.3%

Spartan/Seaway Combination	Executive Management Team

The merger with Seaway Food Town would launch Spartan Stores as a publicly traded company with an annual sales run rate in excess of $3.5 billion. Seaway is expected to give Spartan a strong foothold in northwest Ohio. In addition, Spartan has identified additional profit potential through:

Spartan's executive management team, led by President and Chief Executive Officer Jim Meyer, has been instrumental in developing Spartan's retail grocery strategy. This team is committed to becoming a significant food retailer and distributor in the Midwest while enhancing shareholder value by achieving consistent, profitable growth:

-	Improved private label program for Seaway
-	Increased buying power from Seaway's retail operations	Jim Meyer, President and Chief Executive Officer
-	Elimination of redundant administrative functions	Joel Barton, Vice President Spartan Stores Retail
-	Shift in merchandising to a "pull-through" marketing strategy	Dave Couch, Vice President Information Technology
-	Improved category management	Dick Deming, Vice President Human Resources

Spartan expects to improve Seaway's sales per square foot and same-store sales comparisons, while improving retail store profitability. Seaway is expected to be accretive to Spartan's earnings within 24 months.

Chuck Fosnaugh, Vice President Development Mike Frank, Vice President Logistics John Sommavilla, Vice President Purchasing Dave Staples, Vice President Finance and Chief Financial Officer

Spartan Stores, Inc.
Operating Territory

[MAP OF MICHIGAN, INDIANA, OHIO, WISCONSIN, ILLINOIS, KENTUCKY, TENNESSEE,
WEST VIRGINIA, PENNSYLVANIA AND PART OF GEORGIA
WITH SYMBOLS INDICATING LOCATIONS OF
SPARTAN STORES AND SEAWAY FOOD TOWN IN
MICHIGAN, INDIANA, OHIO, AND KENTUCKY]

*	Spartan Stores Retail 47 Locations	Distribution Center Locations:
		[ ]	Spartan: Grocery
	Seaway Food Town Inc.		Grand Rapids, MI
•	Food Town Supermarkets		Plymouth, MI
47 Locations
•	Deep Discount Drug Stores	[ ]	Spartan: Convenience
	26 Locations		Grand Rapids, MI
Louisville, KY
[ ]	Grocery Distribution		Sandusky, OH
	(MI, IN & OH)		Gahanna, OH

	Convenience Distribution	[ ]	Seaway Food Town: Toledo, OH
MI, IL, IN, KY, OH, PA,
TN, GA, WV

Spartan Stores, Inc. Unaudited Pro Forma Combined Financial Statements (Including Seaway Food Town)	building a new spartan

Income Statements (In thousands, except per share data)	Fiscal yr. ended Mar. 27, 1999	40 wks. ended Jan. 1, 2000

Net Sales	$3,603,143	$2,899,511
Cost of sales	3,017,460	2,441,943
Gross profit	585,683	457,568
SG&A	528,081	411,782
Operating profit	57,602	45,786
EBITDA	111,796	87,922
Interest expense, net	26,727	21,675	[FOOD TOWN LOGO]
Restructuring charge	5,698	(4,748)
Other (gains) & losses	(3,718)	(2,256)
Pretax income	28,895	31,115
Income taxes	10,597	11,235
Net earnings-Operations	18,298	19,880
Nonrecurring items	(1,031)	--	[FAMILY FARE LOGO]
Total net earnings	$17,267	$19,880
Diluted EPS-Operations	$0.86	$0.99
Wgtd avg. shares outst.	21,147	20,145	[ASHCRAFT'S MARKETS LOGO]
Estimated operating EPS
excluding restructuring charges	$1.03	$0.84
[GREAT DAY LOGO]
Balance Sheet
(in thousands)	Jan. 1, 2000
[GLEN'S MARKETS LOGO]
Total current assets	$358,957
Other assets	172,231
Net property & equipment	283,380
Total assets	$814,568

Total current liabilities	$244,179
Long-term debt & capital lease obligations	355,875
Other long-term liabilities	13,213
Total shareholders' equity	201,301
Total liabilities & shareholders' equity	$814,568

Spartan	Seaway	Pro Forma

TTM Earnings per share	$1.21	$1.31	$1.09E

Book Value	$9.49	$10.33	$10.10

Long-term debt/equity	2.13x	0.58x	1.76x

Current ratio	1.51x	1.26x	1.47x

The parties have filed with the Securities and Exchange Commission a definitive prospectus/joint proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE DEFINITIVE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain documents free of charge at the SEC's Web site, www. sec. gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Chief Financial Officer of Spartan Stores, Inc. at 850 76th Street S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Chief Financial Officer of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Information concerning the participants in the solicitation of proxies for the merger is included in the definitive prospectus/joint proxy statement.

FORWARD-LOOKING STATEMENTS:
This fact sheet contains plans, expectations, estimates, projections and other forward-looking statements that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Internal and external factors that might cause such a difference include, but are not limited to: (1) expected cost savings and other synergies from the merger might not be fully realized or realized within the expected time frame; (2) revenues following the merger may be lower than expected; (3) competitive pressures among food retail and distribution companies may increase significantly; (4) costs or difficulties related to the integration of the business may be encountered; (5) changes in the interest rate environment may reduce net interest income; (6) general economic conditions may deteriorate, either nationally or in the states in which the combined company will operate; (7) legislation or regulatory changes may adversely affect the businesses in which the combined company would be engaged; (8) approvals by each company's shareholders may not be obtained; and (9) the combined company may not meet the listing requirements of the Nasdaq National Market. The parties disclaim any intention or obligation to update or revise and forward-looking statement and other information set forth in this fact sheet.